Exhibit 99.1

Regencell Bioscience Announces Additional EARTH Efficacy Trial Results Corroborating Effectiveness of its Investigational Liquid-Formula RGC-COV19TM in Eliminating Mild to Moderate COVID-19 Symptoms within the 6-Day Treatment Period

Results of EARTH efficacy trial

	EARTH Efficacy Trials
Period of trial	30 January 2022 – 31 March 2022 (EARTH-B Trial)	1 October 2021 – 31 January 2022 (EARTH-A Trial)	1 October 2021 – 31 March 2022 (EARTH-A and EARTH-B Trials, combined)
Number of patients	51	37	88
Complete symptoms elimination in 6 days (% of patients)	94.1	97.3	95.5
Elimination of one or more symptoms after 1 full dose of RGC-COV19TM (% of patients)	90.2	83.8	87.5
Testing negative in 6 days (% of patients)	23.5	43.5	29.7
Recovery period for patients who took RGC-COV19TM within 3 days of symptoms onset (days)	3.7	3.2	3.5
Recovery period for patients who took RGC-COV19TM between 4-5 days of symptoms onset (days)	2.3	3.6	3.4
No longer experienced difficulty breathing and/or persistent chest pain after 1 full dose of RGC-COV19TM (% of patients)	57.1	66.7	66.7

Hong Kong, May 18, 2022 - Regencell Bioscience Holdings Limited (NASDAQ: RGC) (“Regencell” or the “Company”) today announced the results from an analysis of a total of 51 individuals enrolled in its additional Evaluation and Assessment of RGC-COV19TM TCM through a Holistic approach efficacy trial (the “EARTH-B Trial”) conducted by Regencell Bioscience Asia Limited (“Regencell Asia”) of its novel COVID-19 oral TCM candidate RGC-COV19TM (Regencell Bioscience (RGCA-CV01) liquid formulation). These results are consistent with the earlier analysis announced in February 2022 (the “EARTH-A Trial”), showing RGC-COV19TM is effective in reducing and eliminating COVID-19 symptoms within 6 days, which in turn reduces the risk of hospitalization and death. The results have yet to be peer-reviewed.

“Regencell is committed to delivering alternative treatments that are safe and effective through the use of Traditional Chinese Medicine (“TCM”). Rigorous trials have been conducted and results have shown noticeable improvement in COVID-19 symptoms among our trial participants following the administration of RGC-COV19TM. Following the EARTH-B Trial’s results corroborating the effectiveness of RGC-COV19TM, we believe RGC-COV19TM can be a potential treatment that helps rehabilitate COVID-19 patients,” said Ji Yang Lee (Jay), CEO of Regencell Asia.

While emerging new COVID-19 variants continue to remain a threat to the public health, Regencell will continue to work in tandem with its R&D units to develop new breakthroughs designed to transform the way COVID-19 is being managed globally and provide safe and effective treatment for everyone.

About EARTH

The primary objective of EARTH is to evaluate and assess the efficacy of Regencell’s TCM – RGC-COV19TM (Regencell Bioscience (RGCA-CV01) liquid formulation) in reducing and eliminating COVID-19 symptoms through a holistic approach within a 6-day period.

The EARTH B Trial was conducted in Malaysia from 30 January 2022 until 31 March 2022, when Omicron represented 80% of the COVID-19 cases in Malaysia since 10 January 2022, replacing Delta as the dominant COVID-19 strain. The eligibility criteria for enrolment remained the same as the earlier efficacy trial, requiring all patients to have laboratory confirmation of SARS-CoV-2 infection within 3 days prior to treatment and with symptoms onset within 5 days prior to treatment.

Based on the above-mentioned criteria, patients who were asymptomatic were rejected and a larger cohort of 51 random individuals qualified and were enrolled for the EARTH-B Trial, as compared to 37 random individuals in EARTH-A Trial. The enrolled patients were between the ages of 11 to 75 and of different races, ethnic backgrounds and socioeconomic backgrounds. All 51 individuals were based in Kuala Lumpur, Malaysia. 48 out of the 51 enrolled patients started taking RGC-COV19TM within 3 days of symptoms onset and the remaining 3 patients started taking RGC-COV19TM between 4 to 5 days of symptoms onset.

Regencell Asia set a maximum of 6 days of treatment per patient. Enrolled patients were required to report their COVID-19 symptoms every day according to 3 severity categories (mild, moderate and severe) and the list contained symptoms such as fever, fatigue, cough, sore throat, runny nose, headache, nausea, feeling hot, chills, drowsy, shortness of breath, persistent chest pain or pressure, muscle ache and abdominal discomfort. Patients were also asked to identify any other symptoms they were experiencing. Each patient received 2 days of treatment progressively while a reverse transcription polymerase chain reaction (RT-PCR) test was conducted every 2 days.

Whenever a patient’s RT-PCR test result turned negative or patients no longer had any COVID-19 symptoms (save for Sensory Dysfunction or occasional cough) within the 6-day treatment period, the treatment ended. While receiving the TCM treatment, 50 individuals were fully vaccinated and 1 child below 12 years old was not vaccinated. At the end of the treatment, the total number of patients whose symptoms were completely eliminated within the 6-day treatment period, save for Sensory Dysfunction and occasional cough, were recorded to determine the efficacy.

About the EARTH-B Trial’s Results

Efficacy of complete symptoms elimination within the 6-day treatment period

Results from this analysis of 51 trial participants build upon and corroborate previously released data and demonstrate the effectiveness of RGC-COV19TM in eliminating COVID-19 symptoms within 6 days.

Of the 51 patients, 48 patients (representing 94.1% of the patients) had all their mild to moderate COVID-19 symptoms eliminated, save for Sensory Dysfunction and occasional cough, within the 6-day treatment period. 17 out of the 51 patients experienced Sensory Dysfunction and among those 17 patients, 11 recovered their sensory functions while the remaining 6 showed improvements at the end of the 6-day treatment period.

Out of the 48 patients, the number of days it took for all symptoms to be eliminated, save for Sensory Dysfunction and occasional cough, within the 6-day treatment period, was 1 day = 3 patients, 2 days = 14 patients, 3 days = 9 patients, 4 days = 13 patients, 5 days = 4 patients, and 6 days = 5 patients.

Symptoms elimination after 1 full dose of RGC-COV19TM

In this analysis, a higher percentage of COVID-19 patients (90.2% compared to the previous efficacy trial of 83.8%), reported the elimination of one or more symptoms after taking 1 full dose of RGC-COV19TM, with the largest number of symptoms eliminated after 1 day of treatment reported by a patient being 8. The average number of days it took from the start of treatment for all 51 patients to eliminate all symptoms, save for Sensory Dysfunction and occasional cough, was approximately 3.6 days. The largest number of different symptoms reported by patients was 16 and the average number of different symptoms reported was approximately 7.

Treatment leading to negative RT-PCR

12 patients (representing approximately 23.5%) tested negative RT-PCR within the 6 days treatment (Negative RT-PCR in 2 days = 6 patients, 4 days = 6 patients). Since the start of the treatment, the average days taken for these 12 patients to test negative were 3 days. The minimum and maximum days taken for patients to test negative were 2 and 4 days, respectively. 36 patients had all symptoms eliminated, save for Sensory Dysfunction and occasional cough, within 6 days (average approximately 3.4 days) and therefore was not further tested to obtain a negative RT-PCR result.

Taking the treatment within 3 days from symptoms onset vs within 4 to 5 days from symptoms onset

The recent analysis showed that 48 out of the 51 patients started taking RGC-COV19TM within 3 days from symptoms onset and they took an average of approximately 3.7 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough, whereby the maximum number of different symptoms reported by any one individual was 16 and the average number of different symptoms reported was 8.

The remaining 3 patients who started taking RGC-COV19TM between 4 to 5 days from symptoms onset took an average of approximately 2.3 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough, whereby the maximum number of different symptoms reported by any one individual was 8 and the average number of symptoms reported was 5.

Vaccination status

50 individuals were fully vaccinated and 1 child below 12 years old was not vaccinated. All 12 patients who tested negative RT-PCR in 4 days were fully vaccinated prior to taking the RGC-COV19TM treatment. All patients who were vaccinated received vaccine from either Pfizer-BioNTech, AstraZeneca or Sinovac-CoronaVac, which are the top 3 vaccines distributed in Malaysia.

High-risk patients

Out of the 51 patients, 15 patients experienced a combination of dyspnea (difficulty breathing) and/or persistent chest pain. 10 of these 15 patients no longer experienced difficulty breathing and/or persistent chest pain after 1 full dose of RGC-COV19TM.

No adverse side effects

Based on the patients’ self-reported data, there were no worsening of symptoms during and after consuming RGC-COV19TM and none of the patients experienced any unknown adverse side effects.

No treatment emergent adverse events

Among the patients with chronic conditions such as chronic migraine, eczema, asthma, thyroid disease, high blood pressure and high cholesterol, there were no treatment emergent adverse events and no discontinuation of RGC-COV19TM due to adverse results.

Death/Hospitalization

At the end of the EARTH-B Trial, none of the patients was hospitalized and there was no death. The efficacy of RGC-COV19TM was not affected by timing of symptom onset or underlying risk factors. Results were consistent across all ages, gender, races and ethnicity demographic among the enrolled patients.

More about EARTH

There are hundreds of millions of individuals who have been diagnosed with COVID-19 around the world, and some experience post-COVID symptoms such as extreme tiredness (fatigue), shortness of breath, problems with memory and concentration (brain fog), heart palpitations, dizziness, chest pain or tightness, joint pain which are now being classified as long-COVID symptoms.

As long-COVID symptoms have substantial effects on individuals’ quality of life and work capability, Regencell Asia is in the midst of conducting its studies for long-COVID patients using a natural and holistic formula - RGC-COV19TM (RGCA-LCV01).

About RGC-COV19TM

RGC-COV19TM (RGCA-CV01) is an investigational, natural, orally administered liquid formula which aims to reduce and eliminate COVID-19 symptoms.

RGC-COV19TM is a natural formula designed by the TCM Practitioner according to the TCM Practitioner’s brain theory known as “Sik-Kee Au TCM Brain Theory®” and can be taken safely for two to three weeks. In conducting EARTH, the treatment was limited to 6 days in order to evaluate its efficacy in reducing and eliminating COVID-19 symptoms. The “TCM Practitioner” refers to our strategic TCM research partner, Sik-Kee Au, father of our founder and Chief Executive Officer.

According to the brain theory, brain functions depend on the oxygen level required for the brain to perform normal cognitive functions. For optimal brain performance, the heart needs to function normally to deliver sufficient oxygen to the brain. When the heart is weakened, the heart’s ability to deliver enough blood to circulate oxygen throughout the body is impaired. When this happens, brain functions are suppressed, resulting in a person experiencing fatigue, nausea, disorientation and reduced immune response.

RGC-COV19TM is designed to strengthen the heart’s functions. According to the brain theory, when the heart is strengthened, it increases blood flow and delivers more oxygen to the brain, resulting in reduced blood clots and restored brain functions. Regardless of the COVID-19 variant, the lungs and heart are where the coronavirus does much of its damage by setting off an inflammatory immune response that ravages infected and uninfected cells alike, leading to tissue scarring and oxygen deprivation which in turn suppress brain functions. RGC-COV19TM is formulated to generate more responsive cognitive functions which in turn stimulate the body’s own healing mechanism.

Regencell began its investigational approach towards COVID-19 treatment when a friend of Regencell contracted COVID-19 in March 2020. To treat his friend, the TCM Practitioner used his proprietary TCM formula which he has been using over the past 30 years to treat various cold and flu patients, including during the 2003 SARS outbreak. The TCM Practitioner subsequently treated 9 voluntary COVID-19 patients in the United States using the proprietary TCM formula.

Study results showed that the treatment was effective. As Regencell has a mission to save lives, improve patients’ well-being and address unmet needs in the market, Regencell aims to make its natural and holistic treatment available to everyone in need.

From March 2020 to August 2021, Regencell set up protocols and procedures to conduct the EARTH efficacy trial in Malaysia and the United States.

RGC-COV19TM is designed to reduce COVID-19 symptoms such as fever, fatigue, cough, sore throat, runny nose, headache, nausea, chills, drowsiness, shortness of breath, persistent chest pain and muscle ache as the medicine works to (i) reduce and clear the mucus and phlegm from the upper respiratory system; (ii) dispel exterior viral pathogen via heavy sweats, urine and excrement; (iii) clear endogenous and liver heat; (iv) detox the liver; and (v) improve body circulation. By applying the TCM Practitioner’s “Sik-Kee Au TCM Brain Theory®”, RGC-COV19TM is also designed to remove blood clots from the brain and restore the patient's brain functions.

RGC-COV19TM (RGCA-CV01) is administered at 1 dose of RGCA-CV01-1Na (approximately 230ml) and 1 dose of RGCA-CV01-2Da (approximately 230ml) each time, with 1 dose of RGCA-CV01-1Na to be taken starting from the night of the first day of treatment and 1 dose of RGCA-CV01-2Da to be taken after lunch the next day, until symptoms are eliminated.

About Regencell Bioscience Holdings Limited and Regencell Bioscience Asia Limited: Breakthrough in TCM formulae designed to save and improve lives

For more than 30 years, the TCM Practitioner whom Regencell partners with has treated patients with neurological disorders and infectious diseases. The TCM Practitioner’s TCM formulae candidates are derived from a TCM base formula and an adjustable formula which is developed based on his TCM brain theory, known as the “Sik-Kee Au TCM Brain Theory®”.

Both Regencell and the TCM Practitioner are committed in giving back to the society and demonstrates its CARE through Caring for patients, Accountability by maintaining a high standard of quality and integrity, Respect by valuing partnerships, teamwork and harmony and the Enthusiasm to improve the life of the underprivileged.

Since its listing, Regencell through a joint venture with Honor Epic Enterprises Limited, formed Regencell Bioscience Asia Limited to offer COVID-19 related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand, as Regencell aspires to be the global market leader for the provision of natural and holistic treatment for neurological disorders and infectious diseases. For more information, visit www.regencellbioscience.com and www.regencellasia.com.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of applicable laws, including U.S. federal securities laws. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our platform technologies, technologies, products and product candidates, including with respect to our Investigational Liquid-Formula RGC-COV19TM; and all statements that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. The risks and uncertainties of our company include: our ability to obtain regulatory approval and ultimately commercialize our TCM formulae and/or products based on our TCM formulae; the outcome of our research study free from biases of parents or caregivers of patients because we relied on the data provided by them; difficulties enrolling patients in our research studies; any undesirable side effects caused by the TCM formulae candidates which could delay or prevent their regulatory approval or hinder commercialization; whether results of our earlier studies on personalized TCM formulae can be predictive of future research study results; failure of the research and development process; whether any TCM formulae candidates can be developed, manufactured, sold, marketed and distributed; the ability to successfully commercialize any future therapeutics; our ability to enhance our brand recognition; our ability to obtain and protect our intellectual property; and any adverse publicity associated with our TCM formulae candidates, ingredients or network marketing programs. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. We have also relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources and makes no express or implied warranty as to the accuracy or completeness of any such information. Even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be indicative of results or developments in future periods. For a discussion of these and other risks and uncertainties, see our Annual Report on Form 20-F for the year ended June 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and we undertake no duty to update this information unless required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Investor Relations

James Chung

ir@rgcbio.com

+852 2155 0823